UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 27, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, December 23rd 2011

France Telecom-Orange reached an agreement with Apax Partners for the disposal of Orange Switzerland

France Telecom-Orange announced today that it has reached an agreement with Apax Partners for investment funds advised by Apax Partners to sell 100% of Orange Communication S.A. (“Orange Switzerland”), France Telecom’s Swiss mobile subsidiary.

The parties agreed on an enterprise value of CHF2.0 billion (€1.6 billion), corresponding to a multiple of 6.5x Orange Switzerland’s estimated 2011 EBITDA.

The transaction, which is subject to the approval of the Swiss competent authorities will be submitted to the Board of Directors of France Telecom for approval during the week commencing on January 9, 2012.

Upon completion, this transaction will constitute a significant step in the optimization of France Telecom's assets portfolio announced in May 2011.

Orange Switzerland was established in 1999 and became one of the leading mobile operators in Switzerland. The company posted revenue of CHF1.3 billion (€1.1 billion) in 2010 and had a customer base of 1.6 million at the end of September 2011. The company employs approximately 1,200 people.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 27, 2011	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations